FORM 6 - K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the month of April 2006

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes                      No      X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Index

Item	Description of Item
1.	CANTV Announces Results of its Annual Shareholders’ Meeting

2.	CANTV Advised of Proposed Sale of Verizon’s Stake in CANTV to Telmex and American Movil

From:			FOR IMMEDIATE RELEASE
CANTV
	Avenida Libertador	Contact:	Gregorio Tomassi, CFA
	Centro Nacional de Telecomunicaciones Caracas, Venezuela		CANTV Investor Relations
TEL.: 011-58-212-500-1831
FAX: 011-58-212-500-1828
E-Mail: invest@cantv.com.ve

The Global Consulting Group 646-284-9423
E-Mail: cvillavicencio@hfgcg.com

CANTV ANNOUNCES RESULTS

OF ITS ANNUAL SHAREHOLDERS’ MEETING

Shareholders’ approved a dividend payment of Bs. 700 per share representing

US$2.28 per ADS

Caracas, Venezuela (March 31, 2006) – Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) (NYSE: VNT) today announced that, at its Annual Shareholders’ Meeting, its shareholders approved the payment of an ordinary dividend for 2006 of Bs. 700 per share representing Bs. 4,900 per ADS equivalent to US$2.28. This dividend will be paid on April 27, 2006 to shareholders of record on April 18, 2006.

Other items that were approved at today’s Annual Shareholders’ Meeting include:

i.	Cantv’s annual report and financial statements for the fiscal period ended December 31, 2005, as well as the Statutory Auditors’ report for the same period

ii.	Appointment of New Board of Directors and their alternates:

Gustavo Roosen (principal) and Vicente Llatas (alternate)

Daniel C. Petri (principal) and Christopher Bennet (alternate)

John Lack (principal) and Charles Fallini (alternate)

Edward McQuaid (principal) and Luis Esteban Palacios (alternate)

Ruth de Krivoy (principal) and Imanol Valdes (alternate)

Ricardo Hausmann (principal) and German Garcia-Velutini (alternate)

Lorenzo Mendoza Gimenez (principal) Nicolas Vegas Ch. (alternate)

Yelitza Garcia (principal) and Ricardo Armas (alternate)

Edgar Hernandez Behrens (principal) and Julio Cesar Perez (alternate)

The re-election of Gustavo Roosen as President of CANTV

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iii.	The shareholders also ratified the nominated statutory auditor, Eudoro Barreto (principal) and Quisqueya Planas (alternate) and their respective compensation for services to be rendered

iv.	Approval of Espiñeira, Sheldon y Asociados – Member Firm of PriceWaterhouseCoopers, as External Auditors for 2006

v.	The issuance of Bonds and Commercial Papers of up to US$ 150 million or its equivalent in bolivars for 2006

The Company

Cantv, a Venezuelan corporation, is the leading Venezuelan telecommunications services provider with almost 3.1 million switched fixed access lines in service, almost 5.2 million mobile subscribers and almost 307 thousand broadband subscribers as of December 31, 2005. The Company’s principal strategic stockholder is a wholly-owned subsidiary of Verizon Communications Inc. with 28.5% of the capital stock. Other major stockholders include the Venezuelan Government with 6.6% of the capital stock (Class B Shares), employees, retirees and employee trusts which own 6.7% (Class C Shares) and the remaining 58.2% of the capital stock is held by public and other stockholders.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS:

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

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From:			FOR IMMEDIATE RELEASE
CANTV
	Avenida Libertador	Contact:	Gregorio Tomassi, CFA
	Centro Nacional de Telecomunicaciones Caracas, Venezuela		CANTV Investor Relations
TEL.: 011-58-212-500-1831
FAX: 011-58-212-500-1828
E-Mail: invest@cantv.com.ve

The Global Consulting Group 646-284-9423
E-Mail: cvillavicencio@hfgcg.com

CANTV ADVISED OF PROPOSED SALE OF VERIZON’S STAKE

IN CANTV TO TELMEX AND AMERICAN MOVIL

Caracas, Venezuela (April 4, 2006) – Compañia Anónima Nacional Teléfonos de Venezuela (CANTV)(NYSE: VNT) today announced that it has been advised that Verizon Communications Inc. (NYSE: VZ) has entered into a definitive agreement to sell Verizon’s indirect approximate 28.5 percent interest in CANTV to an entity jointly owned by American Movil, S.A. de C.V. (NYSE: AMX) and Teléfonos de Mexico, Telmex (NYSE: TMX). According to announcements issued by the parties, the joint venture would acquire Verizon’s indirect equity stake in CANTV through the purchase of a Verizon subsidiary holding company that holds all of the CANTV ordinary shares and American Depositary Shares owned by Verizon. According to these announcements, the aggregate purchase price for Verizon’s stake would be $676.6 million in cash, representing approximately $3.01 per ordinary CANTV share held by Verizon (or approximately $21.10 per CANTV American Depositary Share held by Verizon, each of which represents seven ordinary CANTV shares). The transaction is subject to regulatory approvals and other conditions.

CANTV also stated that, according to the announcements issued by the parties, the joint venture that has agreed to purchase Verizon’s stake has also agreed, subject to regulatory approvals, that following the closing of the purchase of Verizon’s equity interest in CANTV, the joint venture will make a tender offer for any and all of the remaining shares of CANTV. According to the announcements, the tender offer would be made at the same price per share as paid to Verizon and the purchase price in Bolivars would be at the Bolivar equivalent of such price, based on the Official Exchange Rate.

Pursuant to the requirements of Venezuelan law, the Board of Directors of CANTV will make its recommendation with respect to the offer following the publication of the offering documents.

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The Company

Cantv, a Venezuelan corporation, is the leading Venezuelan telecommunications services provider with almost 3.1 million switched fixed access lines in service, almost 5.2 million mobile subscribers and almost 307 thousand broadband subscribers as of December 31, 2005. The Company’s principal strategic stockholder is a wholly-owned subsidiary of Verizon Communications Inc. with 28.5% of the capital stock. Other major stockholders include the Venezuelan Government with 6.6% of the capital stock (Class B Shares), employees, retirees and employee trusts which own 6.7% (Class C Shares) and the remaining 58.2% of the capital stock is held by public and other stockholders.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS:

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL
TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Armando Yañes
Armando Yañes
Chief Financial Officer

Date: April 5, 2006